AMENDED AND RESTATED
SHARE REPURCHASE PROGRAM
OF
COTTONWOOD COMMUNITIES, INC.
The Board of Directors (the “Board”) of Cottonwood Communities, Inc., a Maryland corporation (the “Company”), has adopted an Amended and Restated Share Repurchase Program (the “Program”), the terms and conditions of which are set forth herein. The Program, adopted as of March 23, 2021, is intended to provide limited interim liquidity for the Company’s shareholders until a secondary market develops for the Company’s shares of common stock (the “Shares”), at which time the Program will terminate. No such market presently exists, and the Company can provide no assurance that any market for the Shares will ever develop.
Prior to the time that a secondary market for the Shares develops, shareholders who meet the applicable requirements, as described herein, may present for repurchase all or a portion of their Shares to the Company in accordance with the procedures outlined herein. Subject to the conditions and the limitations on repurchases described herein, the Company may repurchase for cash such Shares. The terms on which the Company repurchases Shares differs between classes of Shares repurchased as well as between repurchases upon the death or “complete disability” (as defined herein) of the shareholder (collectively referred to herein as “Exceptional Repurchases”) and all other repurchases (referred to herein as “Ordinary Repurchases”).
Eligible Shareholders
The Program is available only for shareholders who purchased their Shares directly from the Company or from an entity for which the Company is a successor entity and the transferees mentioned in this paragraph through one or more non-cash transactions. Eligible shareholders do not include shareholders who acquired his or her Shares for value from another shareholder. In connection with a request for repurchase, the shareholder or his or her estate, heir or beneficiary will be required to certify to the Company that the shareholder either (i) purchased the Shares requested to be repurchased directly from the Company or from an entity for which the Company is a successor entity or (ii) acquired the Shares from the original subscriber (who purchased his or her Shares directly from the Company or from an entity for which the Company is a successor entity) by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber’s immediate or extended family (including the subscriber’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or members of the subscriber’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.
Holders of shares of Class A and Class TX common stock are generally required to hold their shares for one year prior to repurchase. There is no one-year holding requirement with respect to Exceptional Redemptions or for holders of shares of Class T, Class D or Class I common stock. In addition, the Board reserves the right, in its sole discretion, at any time and from time to time to waive the one-year holding requirement in the event of other exigent circumstances such as bankruptcy or a mandatory distribution requirement under a shareholder’s IRA.

Redemption Prices
Class A, Class TX
The following redemption pricing applies to shares of Class A and Class TX common stock. In the case of Ordinary Repurchases, upon the request of a shareholder, repurchases will be made in the discretion of the Board and at the following repurchase prices:
(i) Beginning on the first anniversary of the date the shareholder acquired the Share (the “Acquisition Date”) and prior to the third anniversary of the Acquisition Date, the purchase price for the repurchased shares will be equal to 85% of the NAV per Share (as defined below);
(ii) Beginning on the third anniversary of the Acquisition Date and prior to the fifth anniversary of the Acquisition Date, the purchase price for the repurchased shares will be equal to 90% of the NAV per Share; and
(iii) Beginning on the fifth anniversary of the Acquisition Date and every year thereafter, the purchase price for the repurchased shares will be equal to 100% of the NAV per Share.
In the case of Exceptional Redemptions, upon the request of a shareholder or his or her estate, heir or beneficiary, repurchases will be made in the discretion of the Board and at the following repurchase prices:
(i) Until the second anniversary of the Acquisition Date, the purchase price for the repurchased Shares will be equal to 95% of the NAV per Share; and
(ii) Following the second anniversary of the Acquisition Date, the purchase price for the repurchased Shares will be equal to the NAV per Share.
Class T, Class D, Class I
The following redemption pricing applies to shares of Class T, Class D and Class I common stock. Upon the request of a shareholder, repurchases will be made in the discretion of the Board and at the following repurchase prices:
(i) Beginning on the Acquisition Date and prior to the first anniversary of the Acquisition Date, the purchase price for the repurchased shares will be equal to 95% of the NAV per Share; and
(ii) Beginning on the first anniversary of the Acquisition Date and every year thereafter, the purchase price for the repurchased shares will be equal to 100% of the NAV per Share.

All Classes
For the purposes of the Program, the “NAV per Share” will be equal to the estimated net asset value or “NAV” per Share of the Company based on valuations of the assets and liabilities of the Company as determined pursuant to valuation guidelines adopted by the Board, which will be consistent with industry practice. The NAV per Share will be updated monthly.
For purposes of determining the time period a shareholder has held each Share submitted for repurchase, the time period begins as of the Acquisition Date; provided, that Shares purchased by a shareholder pursuant to the Company’s distribution reinvestment plan (the “DRP”) will be deemed to have been acquired on the same date as the initial Share to which the DRP Shares relate. Provided further that the Acquisition Date for a holder of shares of Class A common stock acquired as a result of a merger transaction will be deemed to have been acquired as of the date such shareholder acquired the corresponding share that was exchanged in the merger.
Limitations on Redemptions
Notwithstanding anything contained in the Program to the contrary, the Company’s obligation to repurchase Shares pursuant to the Program is limited by each of the following:
(i)    With respect to shares of Class A and Class TX common stock, unless the Shares are being repurchased in connection with an Exceptional Redemption, the Company generally may not repurchase Shares unless the shareholder has held the Shares for at least one year.
(ii)    In any calendar quarter, the total amount of aggregate redemptions of Class A, Class TX, Class T, Class D and Class I shares will be limited to shares whose aggregate value (based on the redemption price per share on the date of the redemption) is no more than 5% of the Company’s aggregate NAV as of the last day of the previous calendar quarter.
(iii)    The Company has no obligation to repurchase Shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.
Special Provisions for Exceptional Repurchases Applicable to Shares of Class A and Class TX
Subject to the conditions and limitations described herein, the Company may repurchase Shares upon the death of a shareholder who is a natural person, including Shares held by the shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the Shares through bequest or inheritance or, in the case of a revocable grantor trust, the trustee of the trust, having the sole ability to request repurchase on behalf of the trust.
Furthermore, and subject to the conditions and limitations described herein, the Company may repurchase Shares held by a shareholder who is a natural person with a complete disability, including Shares held by the shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the shareholder; provided, however, that a repurchase upon complete disability will only be available to shareholders who become completely disabled after the purchase of their Shares. If the Shares are purchased by joint owners, the repurchase upon complete disability or death will be available when either joint owner first becomes completely disabled or dies.
The Board, in its sole discretion, will determine in good faith whether a shareholder becomes completely disabled based on the definition of “disabled” under the federal Social Security Act. The federal Social Security Act generally defines “disabled” or “disability” as the inability to engage in any substantial gainful activity because of a medically determinable physical or mental impairment(s) that either (i) can be expected to result in death or (ii) has lasted or that the Company can expect to last for a continuous period of not less than 12 months. The Board may rely on a determination made by the Social Security Administration’s office in the shareholder’s state of residence in making its determination that the shareholder’s medical condition is considered a disability under the Social Security Act.
General Terms for Repurchase
Unless otherwise approved by the Board in its sole discretion, the Company will repurchase Shares on the last business day of each quarter (the “Repurchase Date”); provided, however, the Company will not repurchase shares on the same day it makes a dividend payment.
The Company will not repurchase Shares that are subject to liens or other encumbrances until the shareholder presents evidence that the liens or encumbrances have been removed. If any Shares subject to a lien are inadvertently repurchased by the Company and the Company is otherwise required to pay to a third party all or any amount of the value of repurchased Shares, then (i) the Company may withhold the amount it is required to pay to such third party from the amount to be paid to the shareholder, or (ii) the recipient of the payment for the repurchase of the Shares by the Company shall repay to the Company the amount it received for such repurchase up to the amount the Company is required to pay to the third party.
If the Company does not repurchase all Shares presented for repurchase during any quarter in which the Company is repurchasing Shares, then all Shares will be repurchased on a pro rata basis during the relevant quarter. If the Company does not completely satisfy a shareholder’s repurchase request on a Repurchase Date because the Company or the Transfer Agent did not receive the request in time or because of the restrictions on the number of Shares the Company can repurchase under the Program, the Company will treat the unsatisfied portion of the repurchase request as a request for repurchase at the next Repurchase Date funds are available for repurchase unless the shareholder withdrew his or her request before the next Repurchase Date.
Any shareholder may withdraw a repurchase request upon written notice to the Company if such notice is received by the Company at least five business days before the Repurchase Date.
Neither any member of the Board, nor the advisor or sponsor, nor any of their affiliates will receive any fee on the repurchase of Shares by the Company pursuant to the Program.

Minimum Repurchase Amount
In general, and unless otherwise approved by the Board in its sole discretion, a shareholder or his or her estate, heir or beneficiary may present to the Company fewer than all of the Shares then owned for repurchase, except that the minimum number of Shares that must be presented for repurchase must be at least 25% of the shareholder’s Shares. If, however, an Exceptional Repurchase is being requested, or a repurchase is requested by a shareholder due to other exigent circumstances, such as bankruptcy or a mandatory distribution requirement under such shareholder’s IRA, a minimum of 10% of the shareholder’s Shares may be presented for repurchase; provided, however, that unless otherwise approved by the Board in its sole discretion, any future repurchase request by such shareholder must relate to at least 25% of the shareholder’s remaining Shares.
Minimum Balance Repurchases
In the event a shareholder will own fewer than 100 Shares (the “Minimum Balance”) as a result of a repurchase request, the Company will redeem all of the Shares held by such shareholder in order to avoid having shareholders holding fewer Shares than the Minimum Balance. Such repurchases will count against the 5% Limit but will not count against the DRP Limit.
Notice of Repurchase Request
A shareholder who wishes to have Shares repurchased must mail or deliver to the Company through DST Systems, Inc. (the “Transfer Agent”) a written request on a repurchase request form provided by the Company and executed by the shareholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have Shares repurchased following the death of a shareholder must mail or deliver to the Company a written request on a repurchase request form provided by the Company, including evidence acceptable to the Board of the death of the shareholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. A shareholder requesting the repurchase of his or her Shares due to a complete disability must mail or deliver to the Company a written request on a repurchase request form provided by the Company, including the evidence and documentation described herein, or evidence acceptable to the Board of the shareholder’s complete disability.
The Company or the Transfer Agent must receive a shareholder’s written request for repurchase at least five business days before the Repurchase Date in order for the Company to repurchase a shareholder’s Shares on the Repurchase Date. The Board will consider only properly completed repurchase requests that the Company or the Transfer Agent receives at least five business days before the Repurchase Date.
Termination, Suspension or Amendment of the Program by the Company
The Company may amend, suspend or terminate the Program for any reason upon 15 days’ notice to the Company’s shareholders. The Company may provide notice by including such information (i) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC, (ii) in a separate mailing to shareholders, or (iii) during the Offering, in a prospectus supplement.

If the Company suspends the Program (in whole or in part), except as otherwise provided by the Board, until the suspension is lifted, the Company will not accept any requests for the repurchase of Shares to which such suspension applies in subsequent periods and any such requests and all pending requests that are subject to the suspension will not be honored or retained, but will be returned to the requesting shareholder and must be resubmitted when the Program is resumed.
Liability of the Company
Neither the Company nor the Board will have any liability to any shareholder for any damages resulting from or related to the shareholder’s presentment of the shareholder’s Shares. Further, shareholders will have complete responsibility for payment of all taxes, assessments and other applicable obligations and third party costs resulting from or relating to the repurchase of Shares.